Exhibit 99.1
FOR IMMEDIATE RELEASE
YINGLI GREEN ENERGY ANNOUNCES PRICING OF
CONVERTIBLE NOTES AND SECONDARY ADS OFFERING
BAODING, China, December 11, 2007 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”) today announced the pricing of its offering of US$150,000,000 zero coupon convertible senior notes due 2012 and the pricing of a concurrent offering of 5,600,000 American depositary shares (“ADSs”), each representing one ordinary share, by certain shareholders of the Company.
The US$150,000,000 zero coupon convertible senior notes will be convertible into the Company’s ADSs at an initial conversation rate of 23.0415 ADSs per US$1,000 principal amount of notes (which represents an initial conversation price of approximately US$43.40 per ADS, a 40% premium to the initial price per ADS in the concurrent secondary offering and a 29.17% premium to the trading price of the Company’s ADSs at market close on the previous trading day on December 10, 2007 on the New York Stock Exchange). The convertible notes will have a maturity of 5 years and will be due on December 15, 2012. Among other features of the notes, the note holders have the option to put the convertible notes on December 15, 2010, for a purchase price in cash equal to 116.43% of the principal amount of the notes to be purchased, and the Company can redeem the notes at any time after December 15, 2008 if the price of the Company’s ADSs exceeds certain thresholds. The convertible notes have a yield to maturity or yield to put of 5.125%. In addition, the Company has granted to the underwriters an option to purchase, up to an aggregate of an additional US$22,500,000 aggregate principal amount of the convertible notes to cover over-allotments, if any, within 30 days from the date of the prospectus.
ADSs will be sold by the selling shareholders at an initial price to the public of US$31.00 per ADS. In addition, the selling shareholders have granted to the underwriters an option to purchase, up to an additional 840,000 ADSs to cover over-allotments, if any, within 30 days from the date of the prospectus. The Company will not receive any proceeds from the sale of ADSs by the selling shareholders.
Net proceeds from the convertible notes offering are expected to be used to make an equity contribution of approximately US$100 million to Yingli Green Energy’s newly formed subsidiary, Yingli Energy (China) Company Ltd., to fund part of its planned construction of manufacturing capacity for the production of 200 megawatts for each of polysilicon ingots and wafers, PV cells and PV modules by the end of 2009 and for other general corporate purposes.
Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are serving as the joint bookrunners for this offering and Piper Jaffray & Co is serving as co-manager.

Copies of the final prospectus relating to the offering may be obtained from Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037; Goldman Sachs (Asia) L.L.C. toll-free at 1-866-471-2526; or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408.
A registration statement relating to these securities was filed with and declared effective by the U.S. Securities and Exchange Commission. The offering of these securities is being made only by means of a prospectus, filed with the U.S. Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
About Yingli Green Energy
Yingli Green Energy Holding Company Limited is one of the leading vertically integrated photovoltaic (PV) product manufacturers in China. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or those that operate on a stand-alone basis. With 200 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in China as measured by annual production capacity. Additionally, Yingli Green Energy is one of the limited numbers of large-scale PV companies in China to have adopted vertical integration as its business model. Yingli Green Energy currently plans to gradually expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 400 MW by the end of 2008 and to 600 MW by the end of 2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, China and the United States.
For further information, contact
Yingli Green Energy Holding Company Limited
Director, Investor Relations

Qing Miao,	+ 86 312 3100502
ir@yinglisolar.com
or
Christensen

Christopher Gustafson,	+ 1 480 614 3021
cgus@ChristensenIR.com
Christensen

Jung Chang,	+852 2232 3973
jchang@ChristensenIR.com

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